Exhibit 99.1

VivoPower Announces Definitive Distribution Agreement in Ghana for Tembo EUVs

Agreement with Fourche Maline to sell 2,500 Tembo EUV kits over next 5 years

Ghana is the largest producer of gold in Africa, and ranks amongst the top 6 globally

Ghana’s government has launched the Drive Electric Initiative through the Ghana Energy Commission

LONDON, June 27, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that it has signed a definitive agreement (“Agreement”) with Fourche Maline Ltd (“Fourche Maline”), a fully indigenous Ghanaian engineering and technical services company for it to market, distribute and service Tembo-powered electric utility vehicles (“EUV”) across Ghana. Fourche Maline provides engineering and technical services in the local Ghana market to a number of the world’s leading companies in the Oil & Gas, Mining, Power & Energy, and Food & Beverage sectors.

Under the Agreement, Fourche Maline has committed to sell a total of 2,500 Tembo EUV conversion kits from execution of this Agreement over the next 5 years across Ghana and West Africa. Fourche Maline will be responsible for acquiring utility vehicles, converting the vehicles to ruggedised EUVs using Tembo conversion kits, selling the units to end-customers and providing after-sale servicing and maintenance with support from Tembo. Sectors where the Tembo EUV will be used are wide-ranging, including Mining but also Power, Oil & Gas, Government services, Insurance and Agriculture.

Ghana is one of the largest mining countries in the world and the number one gold mining country in Africa. The Hilux and LandCruiser are widely used in the local mining industry and several international mining companies with a local presence have declared global sustainability goals. Ghana has also been a proponent of Electric Vehicle (“EV”) adoption with the Ghana Energy Commission launching a “Drive Electric Initiative” (DEI-Gh) to foster development of the EV market and infrastructure.

The Tembo EUV kits will transform new and second-hand diesel-powered 4×4 LandCruiser and Hilux vehicles into ruggedised EUVs. Tembo EUV conversion kits are a key component of VivoPower’s turnkey sustainable energy solutions, designed to help corporate customers accelerate towards their net zero carbon goals and to achieve cost savings.

Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, said:

“We are very pleased to contribute towards the acceleration of Ghana achieving its net-zero goals with our Tembo EUV23 kits. Given the large mining sector in Ghana and surrounding West African nations, there is widespread use of the Hilux and LandCruiser models for mining as well as other sectors. Accordingly, there is a sizeable opportunity for electrification of utility vehicle fleets. We look forward to working closely with the Fourche Maline team to deliver not just Tembo EUV kits but also our broader sustainable energy solutions to Ghana, assisting the Ghanaian government as well as large industrial sector companies achieve their energy transition goals over the next five years and beyond.”

Matilda Agyemang Sarfo, Fourche Maline’s Board Director, said:

“We are thrilled about the collaboration with VivoPower to implement electric mobility solutions specifically designed for aggressive and rugged terrains in Ghana and West Africa. This partnership represents a significant milestone as Ghana is the largest gold producer in Africa, and its mining sector is dedicated to a shift towards sustainable transportation. We have already initiated discussions with some key local mining players who are keen to test Tembo’s electrification solution.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

About Fourche Maline

Fourche Maline is a fully indigenous Ghanaian engineering and technical services company dedicated to the optimal performance of a wide range of industrial and commercial services for clients in the Oil and gas, Mining, Food and Beverage and Diplomatic missions.

All trademarks referenced herein are the property of their respective owners.

Forward-Looking Statements

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